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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

INTUIT INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
461202-10-3
(CUSIP Number)
DECEMBER 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	461202-10-3	Page	2	of	10

1	NAMES OF REPORTING PERSONS: SCOTT D. COOK

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		14,750,358

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		14,750,358

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	14,750,358

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	461202-10-3	Page	3	of	10

1	NAMES OF REPORTING PERSONS: HELEN SIGNE OSTBY

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		14,750,358

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		14,750,358

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	14,750,358

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	461202-10-3	Page	4	of	10

1	NAMES OF REPORTING PERSONS: THE SCOTT D. COOK & HELEN SIGNE OSTBY 1993 GRANTOR RETAINED ANNUITY TRUST UTA DTD 2/26/93 SCOTT D. COOK AND HELEN SIGNE OSTBY, CO-TRUSTEES

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	CALIFORNIA

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		144,508

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		144,508

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	144,508

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.08%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	461202-10-3	Page	5	of	10

1	NAMES OF REPORTING PERSONS: THE SCOTT D. COOK & HELEN SIGNE OSTBY 1993 FAMILY TRUST UTA DTD 12/30/93 SCOTT D. COOK AND HELEN SIGNE OSTBY, CO-TRUSTEES

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	FAMILY TRUST

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		13,732,180

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		13,732,180

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	13,732,180

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	7.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	461202-10-3	Page	6	of	10

1	NAMES OF REPORTING PERSONS: THE SCOTT D. COOK & HELEN SIGNE OSTBY 1994 CHARITABLE TRUST UTA DTD 12/30/94 SCOTT D. COOK AND HELEN SIGNE OSTBY, CO-TRUSTEES

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	CALIFORNIA

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		21,934

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		21,934

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	21,934

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.01%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	461202-10-3	Page	7	of	10
Item 1.
(a)	Name of Issuer:

Intuit Inc.

(b)	Address of Issuer’s Principal Executive Offices:

2700 Coast Avenue Mountain View, Ca 94043
Item 2.
(a)	Name of Person Filing:
(i)	Scott D. Cook

(ii)	Helen Signe Ostby

(iii)	The Scott D. Cook & Helen Signe Ostby 1993 Grantor Retained Annuity Trust UTA 2/26/93 (the “1993 GRAT”)

(iv)	The Scott D. Cook & Helen Signe Ostby 1993 Family Trust UTA DTD 12/30/93 Scott D. Cook and Helen Signe Ostby, Co-Trustees (the “Family Trust”)

(v)	The Scott D. Cook & Helen Signe Ostby 1994 Charitable Trust UTA DTD 12/30/94 (the “1994 Charitable Trust”)
(b)	Address of Principal Business Office or, if none, Residence:

For all filing persons: 2700 Coast Avenue, Mountain View, California 94043

(c)	Place of Organization or Citizenship:

Scott D. Cook and Helen Signe Ostby are U.S. citizens. Each of the trusts identified in Item 2(a) is organized under the laws of the State of California.

(d)	Title of Class of Securities:

Common Stock, par value $.01 per share

(e)	CUSIP Number:

461202-10-3
Item 3. Not applicable

CUSIP No.	461202-10-3	Page	8	of	10
Item 4. Ownership.
(a)	Amount beneficially owned:

As of December 31, 2005, the 1993 GRAT held 144,508 shares of Common Stock; the Family Trust held 13,732,180 shares of Common Stock; and the 1994 Charitable Trust held 21,934 shares of Common Stock. All shares of Common Stock held by the trusts (an aggregate of 13,898,622 shares) may be deemed to be beneficially owned by Scott D. Cook and Helen Signe Ostby as co-trustees of each trust. Additionally, 1,236 shares are in trusts for the benefit of the children of Scott D. Cook and Helen Signe Ostby. The additional 850,500 shares reported by Scott D. Cook and Helen Signe Ostby represent shares issuable upon exercise of options held by Scott D. Cook that are exercisable within 60 days of December 31, 2005.

All percentages reported are based on 173,664,076 shares of common stock of Intuit Inc. outstanding as of December 31, 2005.

(b)	Percent of class:

Scott D. Cook	8.5%
Helen Signe Ostby	8.5%
1993 GRAT	0.08%
Family Trust	7.9%
1994 Charitable Trust	0.01%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:

-0-

(ii)	Shared power to vote or to direct the vote:

* see explanation below

(iii)	Sole power to dispose of or to direct the disposition of:

-0-

(iv)	Shared power to dispose of or to direct the disposition of:

* As co-trustees of the 1993 GRAT and the 1994 Charitable Trust, Mr. Cook and Ms. Ostby have shared voting and dispositive power with respect to the 166,442 shares of Common Stock held by such trusts. Mr. Cook and Ms. Ostby must act jointly to vote or dispose of these shares of Common Stock.

CUSIP No.	461202-10-3	Page	9	of	10
* As co-trustees of the Family Trust, Mr. Cook and Ms. Ostby have shared voting and dispositive power with respect to the 13,732,180 shares of Common Stock held by such trust. Either Mr. Cook or Ms. Ostby, acting alone, may vote or dispose of these shares of Common Stock.

* Mr. Cook and Ms. Ostby are expected to have shared voting and dispositive power with respect to the 850,500 shares of Common Stock issuable upon exercise of options held by Scott D. Cook that are exercisable within 60 days of December 31, 2005.
Item 5. Ownership of Five Percent or Less of a Class.
Not applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable
Item 8. Identification and Classification of Members of the Group.
See Item 2. The filing persons are making a joint filing pursuant to Rule 13d-1 (k) under the Securities Exchange Act of 1934, as amended. The filing parties have executed an Agreement With Respect to Joint Filing of Schedule 13G, which was filed as Exhibit 1 to the parties’ Amendment No. 1 to Schedule 13G filed on May 9, 1997.
Item 9. Notice of Dissolution of Group.
Not applicable
Item 10. Certification.
Not applicable

CUSIP No.	461202-10-3	Page	10	of	10
SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Date: February 10, 2006

/s/ SCOTT D. COOK
Scott D. Cook

On behalf of the following filing persons:
Scott D. Cook
Helen Signe Ostby
The Scott D. Cook & Helen Signe Ostby 1993 Grantor Retained Annuity Trust UTA DTD 2/26/93
The Scott D. Cook & Helen Signe Ostby 1993 Family Trust UTA DTD 12/20/93
The Scott D. Cook & Helen Ostby 1994 Charitable Trust UTA DTD 12/30/94